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                                                                    Exhibit 99.4

Contact:
Lawrence H. N. Kinet
President and CEO
(848) 229-2222

                    AKSYS RECEIVES IDE CONDITIONAL APPROVAL

Lincolnshire, IL, May 5, 1999 - Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today announced that the U.S. Food and Drug Administration (FDA) granted conditional approval of the Company's filing for Investigational Device Exemption (IDE). Prior to final approval by the FDA, the Company must submit system software validation. An approved IDE is necessary prior to patient connection on the PHD(TM) System.

Lawrence H.N. Kinet, President and Chief Executive Officer, said, "We are pleased that the FDA has reviewed the protective systems, automated hot water disinfection system and operating characteristics of the PHD System and determined that the machine can be used by patients in a clinical trial, subject to submitting system software validation data. Conditional approval is an important step in our continued progress of clinical evaluation and commercialization of the PHD System. We can now focus our efforts on completing final system validation, preparing the machines for clinical use and finalizing study center and patient recruitment activities. We expect that our clinical evaluation process should begin by the end of the third quarter of this year."

The Company also announced that Rod Kenley has resigned as Vice President of the Company. Kinet stated "Aksys was founded on Rod's conviction that frequent, home hemodialysis should be the therapy of choice and his involvement has been instrumental in the Company's progress to this point. With the conditional approval of the IDE, Rod felt that the time was right to pursue other business interests. We thank him for his many contributions to the Company."

The Company further announced that Richard B. Egen will assume the position of Chairman of the Board, effective immediately. Mr. Egen, a Board member since November 1997, will become more involved in the strategic direction of the Company in his role as Chairman. He currently serves as President and CEO of NephRx Corporation, a biotechnology company that is developing technology for kidney growth factors. Prior to NephRx, Mr. Egen was a Senior Vice President at Baxter International Inc., and President and CEO of Clintec International, a joint venture between Baxter and Nestle S.A.
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Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(TM) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, and risks related to the regulatory approval process. Regulatory risks include the timing, scope and results of the Company's clinical trials, and whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance.

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